EXHIBIT 99.1

Brookfield Business Partners Reports Second Quarter 2023 Results

BROOKFIELD, NEWS, Aug. 04, 2023 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBUC, BBU; TSX: BBUC, BBU.UN) announced today financial results for the quarter ended June 30, 2023.

“We are pleased with our second quarter results and the progress achieved on our growth initiatives,” said Cyrus Madon, CEO of Brookfield Business Partners. “Our business fundamentals are solid and we continue to surface value through our operational improvement initiatives.”

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions (except per unit amounts), unaudited	2023	2022[5]	2023	2022[5]
Net income (loss) attributable to unitholders[1]	$(48)	$137	$26	$153
Net income (loss) per limited partnership unit[2]	$(0.22)	$0.62	$0.12	$0.72

Adjusted EBITDA[3]	$606	$530	$1,228	$1,016

Net loss attributable to unitholders for the three months ended June 30, 2023 was $48 million ($0.22 loss per limited partnership unit) compared to net income of $137 million ($0.62 per limited partnership unit) in the prior period.

Adjusted EBITDA for the three months ended June 30, 2023 was $606 million compared to $530 million in the prior period, reflecting increased contribution from our Business Services and Infrastructure Services segments.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2023	2022[5]	2023	2022[5]
Business Services	$223	$153	$435	$247
Infrastructure Services	216	205	441	413
Industrials	196	204	415	421
Corporate and Other	(29)	(32)	(63)	(65)
Adjusted EBITDA[3]	$606	$530	$1,228	$1,016

Our Business Services segment generated Adjusted EBITDA of $223 million for the three months ended June 30, 2023, compared to $153 million for the same period in 2022. Results benefited from the contribution of recent acquisitions, partially offset by reduced contribution from our residential mortgage insurer given a more balanced Canadian housing market. Current period results included contribution from our dealer software and technology services and rental car services operations which we acquired in July 2022 and October 2022, respectively.

Our Infrastructure Services segment generated Adjusted EBITDA of $216 million for the three months ended June 30, 2023, compared to $205 million during the same period in 2022. Higher contribution from lottery services and improved performance at work access services was partially offset by reduced contribution from offshore oil services.

Our Industrials segment generated Adjusted EBITDA of $196 million for the three months ended June 30, 2023, compared to $204 million during the same period in 2022. Increased performance at our advanced energy storage operation driven by higher advanced battery volumes was offset by reduced contribution from smaller operations including graphite electrode operations and our natural gas producer.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2023	2022[5]	2023	2022[5]
Business Services	$119	$138	$332	$198
Infrastructure Services	88	124	174	263
Industrials	63	101	225	223
Corporate and Other	(85)	(34)	(165)	(65)

Adjusted EFO for the three months ended June 30, 2023 reflected the impact of higher interest expense and higher taxes. Interest expense increased compared to the prior period due to higher interest rates and higher borrowings associated with recent acquisitions. Current tax expense increased compared to the prior period primarily due to higher taxes within our Business Services segment. Adjusted EFO in the current period included an $8 million net gain recognized on a financial asset in our Business Services segment. Prior period Adjusted EFO included a $19 million net gain recognized on the sale of a financial asset in our Business Services segment.

Strategic Initiatives

  Payment Processing Services
  In June 2023 we reached an agreement to acquire Network International (“Network”), for approximately $3 billion. Network is a leading enabler of digital commerce across the Middle East and Africa, providing a full suite of technology-enabled payment processing services to merchants and financial institutions. The transaction will be funded with approximately $1.9 billion of equity, of which we expect our share to be approximately $150 million and the balance funded by institutional partners.
  Road Fuels Operation
  In June 2023 our road fuels operation reached an agreement to sell its North American retail gas station assets for total consideration of approximately $460 million. The transaction is expected to close in the second half of 2023.
  Automotive Aftermarket Parts Remanufacturing
  In July 2023 we sold a majority of our automotive aftermarket parts remanufacturing operation to a larger competitor and received a royalty interest on the performance of the newly merged business. Upfront cash proceeds from the sale were used to extinguish existing debt within the business.

Liquidity

We ended the quarter with approximately $1.5 billion of liquidity at the corporate level including $177 million of cash and liquid securities and $1.3 billion of availability on our term credit facilities.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on September 29, 2023 to unitholders of record as at the close of business on August 31, 2023.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
  Net income (loss) per limited partnership unit calculated as net income (loss) attributable to limited partners divided by the average number of limited partnership units outstanding for the three and six months ended June 30, 2023 which were 74.6 million and 74.6 million, respectively (June 30, 2022: 75.3 million and 76.0 million, respectively).
  Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. The partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results. The partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the partnership’s operations and excludes items that the partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income (loss) to Adjusted EBITDA included elsewhere in this release.
  Adjusted EFO is the partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations. Adjusted EFO allows the partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the partnership to evaluate the performance of its segments on a levered basis.
  On January 1, 2023, our residential mortgage insurer adopted a new accounting standard, IFRS 17. Our comparative period information has been adjusted to present the results of our residential mortgage insurer measured in accordance with IFRS 17. The new IFRS 17 accounting standard has no impact on the fundamental economics or cash flow of the business. Total earnings recognized over the duration of an insurance contract is unchanged, however the timing of revenues and earnings is impacted by the new IFRS 17 measurement model. Compared to the previous accounting standard, the recognition of revenue in accordance with IFRS 17 has more sensitivity to changes in macroeconomic variables and will generally be slower except in periods of rapidly increasing home prices. Losses on claims will be largely unchanged with the adoption of IFRS 17, but loss ratios will be higher during periods of slower revenue recognition in accordance with IFRS 17.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation, or Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with approximately $850 billion of assets under management.

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR, and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ second quarter 2023 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on August 4, 2023 at 9:30 a.m. Eastern Time at BBU2023Q2Webcast or participants can preregister at BBU2023Q2ConferenceCall. Upon registering, participants will be emailed a dial-in number, direct passcode, and unique PIN. A replay of the webcast will be available at https://bbu.brookfield.com.

Brookfield Business Partners L.P. Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	June 30, 2023		December 31, 2022[1]

Assets
Cash and cash equivalents		$3,022		$2,870
Financial assets		13,429		12,908
Accounts and other receivable, net		7,188		7,278
Inventory and other assets		8,284		7,559
Property, plant and equipment		16,296		15,893
Deferred income tax assets		1,282		1,245
Intangible assets		23,394		23,953
Equity accounted investments		2,050		2,065
Goodwill		15,369		15,479
Total Assets		$90,314		$89,250

Liabilities and Equity
Liabilities
Corporate borrowings		$1,990		$2,100
Accounts payable and other		20,963		20,430
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		44,908		44,593
Deferred income tax liabilities		3,561		3,698

Equity
Limited partners	$1,456		$1,408
Non-controlling interests attributable to:
Redemption-exchange units	1,360		1,318
Special limited partner	—		—
BBUC exchangeable shares	1,424		1,378
Preferred securities	1,490		1,490
Interest of others in operating subsidiaries	13,162		12,835
		18,892		18,429
Total Liabilities and Equity		$90,314		$89,250

Notes:

  Comparative prior period results have been adjusted in accordance with the new IFRS 17 accounting standard adopted at our residential mortgage insurer on January 1, 2023.

Brookfield Business Partners L.P. Consolidated Statements of Operating Results

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2023	2022[1]	2023	2022[1]

Revenues	$13,506	$14,607	$27,264	$28,034
Direct operating costs	(12,330)	(13,678)	(24,796)	(26,269)
General and administrative expenses	(398)	(306)	(799)	(604)
Interest income (expense), net	(932)	(556)	(1,797)	(1,016)
Equity accounted income (loss), net	28	41	53	91
Impairment reversal (expense), net	(7)	78	(7)	78
Gain (loss) on acquisitions/dispositions, net	87	—	168	—
Other income (expense), net	138	(218)	267	(317)
Income (loss) before income tax	92	(32)	353	(3)
Income tax (expense) recovery
Current	(267)	(75)	(393)	(154)
Deferred	216	387	284	427
Net income (loss)	$41	$280	$244	$270
Attributable to:
Limited partners	$(16)	$47	$9	$55
Non-controlling interests attributable to:
Redemption-exchange units	(16)	44	8	51
Special limited partner	—	—	—	—
BBUC exchangeable shares	(16)	46	9	47
Preferred securities	22	—	44	—
Interest of others in operating subsidiaries	67	143	174	117

Notes:

  Comparative prior period results have been adjusted in accordance with the new IFRS 17 accounting standard adopted at our residential mortgage insurer on January 1, 2023.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures

	Three Months Ended June 30, 2023
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$254	$(136)	$(26)	$(51)	$41

Add or subtract the following:
Depreciation and amortization expense	252	301	354	—	907
Impairment reversal (expense), net	6	1	—	—	7
Gain (loss) on acquisitions/dispositions, net	(87)	—	—	—	(87)
Other income (expense), net[1]	(214)	11	62	3	(138)
Income tax (expense) recovery	162	7	(103)	(15)	51
Equity accounted income (loss), net	(10)	(11)	(7)	—	(28)
Interest income (expense), net	265	281	352	34	932
Equity accounted Adjusted EBITDA[2]	15	44	16	—	75
Amounts attributable to non-controlling interests[3]	(420)	(282)	(452)	—	(1,154)
Adjusted EBITDA	$223	$216	$196	$(29)	$606

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $159 million of net gains on debt modification and extinguishment, $66 million of business separation expenses, stand-up costs and restructuring charges, $27 million of transaction costs, $89 million of net revaluation gains, $13 million of net gains on the sale of property, plant and equipment and $30 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures

	Six Months Ended June 30, 2023
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$430	$(35)	$(57)	$(94)	$244

Add or subtract the following:
Depreciation and amortization expense	505	604	698	—	1,807
Impairment reversal (expense), net	6	1	—	—	7
Gain (loss) on acquisitions/dispositions, net	(154)	(14)	—	—	(168)
Other income (expense), net[1]	(185)	(176)	90	4	(267)
Income tax (expense) recovery	201	14	(68)	(38)	109
Equity accounted income (loss)	(12)	(20)	(21)	—	(53)
Interest income (expense), net	506	541	685	65	1,797
Equity accounted Adjusted EBITDA[2]	29	86	31	—	146
Amounts attributable to non-controlling interests[3]	(891)	(560)	(943)	—	(2,394)
Adjusted EBITDA	$435	$441	$415	$(63)	$1,228

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $392 million of net gains on debt modification and extinguishment, $113 million of business separation expenses, stand-up costs and restructuring charges, $48 million of transaction costs, $87 million of net revaluation gains, $13 million of net gains on the sale of property, plant and equipment and $64 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures

	Three Months Ended June 30, 2022[4]
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$99	$137	$85	$(41)	$280

Add back or deduct the following:
Depreciation and amortization expense	108	340	328	—	776
Impairment reversal (expense), net	3	125	(206)	—	(78)
Other income (expense), net[1]	65	50	96	7	218
Income tax expense (recovery)	43	(402)	63	(16)	(312)
Equity accounted income (loss), net	(10)	(11)	(20)	—	(41)
Interest income (expense), net	67	190	281	18	556
Equity accounted Adjusted EBITDA[2]	15	39	23	—	77
Amounts attributable to non-controlling interests[3]	(237)	(263)	(446)	—	(946)
Adjusted EBITDA	$153	$205	$204	$(32)	$530

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $131 million of net revaluation losses, $37 million of business separation expenses, stand-up costs and restructuring charges, $40 million of transaction costs, $20 million of net gains on the sale of property, plant and equipment and $30 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.
  Comparative prior period results have been adjusted in accordance with the new IFRS 17 accounting standard adopted at our residential mortgage insurer on January 1, 2023.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures

	Six Months Ended June 30, 2022[4]
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$102	$189	$51	$(72)	$270

Add back or deduct the following:
Depreciation and amortization expense	214	591	665	—	1,470
Impairment reversal (expense), net	3	125	(206)	—	(78)
Other income (expense), net[1]	61	94	155	7	317
Income tax expense (recovery)	35	(404)	125	(29)	(273)
Equity accounted income (loss), net	(15)	(30)	(46)	—	(91)
Interest income (expense), net	141	321	525	29	1,016
Equity accounted Adjusted EBITDA[2]	24	65	46	—	135
Amounts attributable to non-controlling interests[3]	(318)	(538)	(894)	—	(1,750)
Adjusted EBITDA	$247	$413	$421	$(65)	$1,016

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $148 million of net revaluation losses, $66 million of business separation expenses, stand-up costs and restructuring charges, $59 million of transaction costs, $18 million of net gains on the sale of property, plant and equipment and $62 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.
  Comparative prior period results have been adjusted in accordance with the new IFRS 17 accounting standard adopted at our residential mortgage insurer on January 1, 2023.

Brookfield Business Corporation Reports Second Quarter 2023 Results

Brookfield, News, August 4, 2023 – Brookfield Business Corporation (NYSE, TSX: BBUC) announced today its net income (loss) for the quarter ended June 30, 2023.

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2023	2022	2023	2022

Net income (loss) attributable to Brookfield Business Partners	$108	$789	$(32)	$625

Net income attributable to Brookfield Business Partners for the three months ended June 30, 2023 was $108 million compared to $789 million during the same period in 2022. Current period results included contribution from our dealer software and technology services operation which we acquired in July 2022 and a remeasurement gain on our exchangeable and class B shares that are classified as liabilities under IFRS. As at June 30, 2023, the exchangeable and class B shares were remeasured to reflect the closing price of $17.23 per unit.

Dividend

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per share, payable on September 29, 2023 to shareholders of record as at the close of business on August 31, 2023. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution declared today by the Board of Directors of the general partner of Brookfield Business Partners on its units.

Additional Information

Each exchangeable share of Brookfield Business Corporation has been structured with the intention of providing an economic return equivalent to one unit of Brookfield Business Partners L.P. Each exchangeable share will be exchangeable at the option of the holder for one unit. Brookfield Business Corporation will target that dividends on its exchangeable shares will be declared and paid at the same time as distributions are declared and paid on the Brookfield Business Partners’ units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of units.

In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review the Letter to Unitholders, Supplemental Information and other continuous disclosure filings which are available at https://bbu.brookfield.com.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR and are available at https://bbu.brookfield.com/bbuc under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Brookfield Business Corporation Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	June 30, 2023		December 31, 2022

Assets
Cash and cash equivalents		$836		$736
Financial assets		636		497
Accounts and other receivable, net		2,983		3,191
Inventory, net		706		635
Other assets		1,407		1,466
Property, plant and equipment		3,750		3,765
Deferred income tax assets		565		626
Intangible assets		9,082		9,295
Equity accounted investments		249		251
Goodwill		6,712		6,914
Total Assets		$26,926		$27,376

Liabilities and Equity
Liabilities
Accounts payable and other		$7,393		$7,639
Non-recourse borrowings in subsidiaries of Brookfield Business Corporation		13,171		12,913
Exchangeable and class B shares		1,257		1,237
Deferred income tax liabilities		1,405		1,516

Equity
Brookfield Business Partners	$327		$359
Non-controlling interests	3,373		3,712
		3,700		4,071
Total Liabilities and Equity		$26,926		$27,376

Brookfield Business Corporation Consolidated Statements of Operating Results

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2023	2022	2023	2022

Revenues	$2,914	$2,318	$5,835	$4,569
Direct operating costs	(2,566)	(2,110)	(5,117)	(4,135)
General and administrative expenses	(117)	(72)	(224)	(140)
Interest income (expense), net	(307)	(133)	(586)	(240)
Equity accounted income (loss), net	3	2	—	3
Impairment expense, net	(7)	—	(7)	—
Gain (loss) on acquisitions/dispositions, net	87	—	101	—
Remeasurement of exchangeable and class B shares	101	696	(20)	528
Other income (expense), net	145	(24)	88	(67)
Income (loss) before income tax	253	677	70	518
Income tax (expense) recovery
Current	(113)	(17)	(158)	(33)
Deferred	18	390	61	402
Net income (loss)	$158	$1,050	$(27)	$887
Attributable to:
Brookfield Business Partners	$108	$789	$(32)	$625
Non-controlling interests	50	261	5	262

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “views,” “potential,” “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom, including the anticipated sale of Westinghouse; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics including COVID-19; the possible impact of international conflicts, wars and related developments including Russia’s invasion of Ukraine, terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including in the “Risk Factors” section in our 2022 Annual Report.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS measures. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Unitholders’ results include limited partnership units, redemption-exchange units, general partnership units, BBUC exchangeable shares and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our interim report for the second quarter ended June 30, 2023 furnished on Form 6-K.